i2 TECHNOLOGIES, INC.

11701 Luna Road

Dallas, Texas 75234

June 12, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

By EDGAR and Facsimile

Re:	i2 Technologies, Inc. (the “Company”)

Form 10-K for the Fiscal Year Ended December 31, 2006 filed March 30, 2007

Form 8-K filed May 1, 2007

File No. 00-50327

Dear Ms. Collins:

Reference is made to the letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated June 8, 2007 (the “Comment Letter”) with respect to the Form 10-K and the Form 8-K referred to above. The Comment Letter states that the Company should provide its response to the staff’s comments on or before June 22, 2007. As we discussed by telephone yesterday, the Company operates with a relatively small finance and accounting staff. Due to the nature of the staff’s comments and the fact that the Company is nearing its quarter-end, the Company does not believe that it will be able to fully respond to the staff’s comments by the June 22 deadline. Accordingly, this letter is to request the staff to extend the deadline for the Company’s response to July 6, 2007.

Please let me know whether the Company’s request for an extension can be accommodated by the staff. Should you have any questions or comments concerning this matter, please direct them to me at (469) 357-4023.

Sincerely,

/s/ John Harvey
John Harvey
General Counsel